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                                             Filed by Silicon Valley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.

                                    Subject Company: Silicon Valley Group, Inc.,
                                                    Commission File No.: 0-11348


First Quarter 2001 Conference Call Script
Wednesday, January 22, 2001
7:30 a.m.

Good morning Ladies and Gentleman. This morning our chairman and CEO Papken Der Torossian and CFO Russ Weinstock will be joining us to present and discuss SILICON VALLEY GROUP's first quarter 2001 results.

The press release is available on the website at www.svg.com or by fax on demand by calling 800-836-3882. A replay of this call will be available until midnight Friday, January 26,2001 - PST and will be available approximately one hour after the conclusion of this call. The dial in number is 1-800-633-8284 and the reservation number 17671156. This call is being simultaneously webcast at both svg.com and streetfusion.com and will be available for replay on both websites until February 16.

Let me begin this morning with our forward looking statement disclaimer:
Comments made and questions answered by our CEO and CFO this morning during the course of this call contain certain "forward - looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward - looking statements contained herein include statements about future financial and operating results, such as expected second quarter shipments, gross margin, operating expenses and tax rate, the general industry environment and the benefits and expected completion of the pending merger between ASML and SVG. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of ASML and SVG; costs related to the merger; changes in accounting policies and in particular early adoption of Securities and Exchange Commission Staff Accounting Bulletin 101; labor integration issues; the Company's ability to successfully develop new products; product demand; competition; currency fluctuations; the economic environment of the semiconductor industry; and the general economic environment. More detailed information about these factors and other factors affecting ASML and SVG is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission.

Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward - looking statements, whether as a result of new information, future events or otherwise.

Good Morning Ladies and Gentlemen, thank you for joining us this morning for SVG's First Quarter 2001 Results Conference Call. We are pleased to report that SVG had record sales of $255 million, earning a record $19.3 million or $.52 per share for the quarter ended December 31, 2000. This marks the 6th consecutive quarter of profitability and we are very pleased with our performance during the quarter.

In addition to our focussing on the quarter's good results, I also want to outline our significant accomplishments during the quarter, give you a sense of the competitive landscape, and update you on the status of our advanced development programs, as well as the status of our upcoming merger with ASML.

First:

Our progress during the quarter highlights the path we have chosen as a leading edge provider of semiconductor equipment for the chip industry.

1. We received a multiple system order for our ProCell Track product from the Korean foundry Dong Bu. We also have a production order from another major Korean chipmaker, which provides a critical milestone in this product's acceptance in the industry.

2. SVG announced a multiple systems order for the Micrascan V, very high na 193 lithography system from a major U.S. microprocessor company.

3. We also announced that International Sematech ordered a Micrascan V for their Advanced Technology Development Facility to support the development of 193 technology for member companies.

4. Thermal Systems new products -- Xcelerate and APNext -- are currently at their beta sites and the results are very encouraging.

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5.   Additionally, we booked multiple 300 mm furnaces at Infineon's Dresden 300 mm fab. This early installed 300 mm furnace base provides the market share lead that is important as we move from 200 to 300 mm wafer processing.

Our industry experienced phenomenal growth in the year 2000, in excess of 80%, which we know is not sustainable. Whenever there is industry uncertainty, advanced customers tend to defer current technology buys and opt for new technology. SVG has seen this uncertainty manifest this quarter as certain customers have either rescheduled, or in some cases, cancelled orders. We believe our new products, which address 300 mm and 13 micron line widths will produce strong offerings. SVG's strength is new technology and the Company will continue to invest to advance its position in our customers' technology roadmaps.

Our 157 nm lithography program is progressing and we continue to see strong interest from customers in this tool. We also have in process design efforts on all fronts for our EUV lithography program. The roadmap that SVG outlined over 2 years ago has seen increasing acceptance in the industry as the all-optical solution for now and the foreseeable future.

Of course, the most significant event for SVG now is the completion of the merger with ASML. As previously announced with ASML, the two companies will be re-filing their petition for the Exon-Florio review by the Committee on Foreign Investment in the United States. As we explained in our press release, re-filing the petition, allows us to be more responsive to the U.S. government's review, provides them some additional time to finish their work and, at the end of the day, a step that we expect will advance the approval process.

This review process is a common one when a foreign company such as ASML acquires a U.S. owned company, such as SVG. In the meantime our shareholders will vote on the merger on February 7, 2000. I do want to note that the merger has received a recommendation from Institutional Shareholders Services, which acts as an advisory or

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proxy for many major institutions, to vote for the merger. Once we have the approval of our stockholders and have passed the Exon- Florio review, the companies will move quickly to complete this merger.

I also want to assure you that since the merger plans were announced, our two companies have been working on integration issues to the full extent allowed. We plan to hit the ground running on the successful completion of this merger. We look forward to combining the strengths of both companies to create not only the world's leading lithography company but a company that offers innovative photoresist track and thermal processing product lines, as well. With the ability to offer the most advanced systems to customers, the new company will provide leading-edge tools to help our customers improve their cost of ownership and advance technology.

With that, I will turn the call over to my colleague, Russ Weinstock for an in-depth review of the quarter. Russ.